

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2022

Randy Greben
Chief Financial Officer
Blue Apron Holdings, Inc.
28 Liberty Street
New York, New York 10005

> **Re: Blue Apron Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed on April 15, 2022**
> **File No. 333-264329**

Dear Mr. Greben:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services